KING, HOLMES, PATERNO & BERLINER, LLP
1900 AVENUE OF THE STARS
SUITE 2500
LOS ANGELES, CALIFORNIA  90067
(310) 282-8989

February 5, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:                               Manhattan Bancorp— Form SB-2

Ladies and Gentlemen:

On behalf of Manhattan Bancorp, a California corporation (the “Company”), we enclose for filing pursuant to the Securities Act of 1933, as amended, a Registration Statement on Form SB-2, with exhibits, covering a best efforts initial public offering of up to 3,000,000 shares of the Company’s common stock.

Please direct any questions or comments you may have concerning the enclosed Registration Statement to the undersigned at (310) 282-8911 or Beletsky@khpblaw.com or to Keith T. Holmes, Esq. at (310) 282-8989 or Holmes@khpblaw.com

Sincerely,

/s/ Madge S. Beletsky

MADGE S. BELETSKY
of King, Holmes, Paterno & Berliner, LLP